March 24, 2021

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File No. 333-252135

Dear Ms. Bentzinger,
On January 15, 2021, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-14 (the “Registration Statement”) with respect to the Adaptive Growth Opportunities Fund (the “Fund”). On February 12, 2021, you provided oral comments to the Registration Statement. On March 12, 2021, the Trust filed Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”) to address your February 12, 2021 comments. On March 23, 2021, you provided oral comments to the Amendment. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Letter to Shareholders:
Comment 1. In the sixth paragraph where it states that the Reorganization will take effect on or about April 23, 2021, there appears to be a typo in the second sentence.
Response. The Registrant has revised the second sentence as follows:
At that time, the shares of the Existing Fund that you currently own would, in effect, be exchanged for shares of the New Fund with the same net asset value as of ~~the~~ April 23, 2021.
Synopsis:
Comment 2. In “New Fund - How to Buy Shares” and “New Fund – Redemption Procedures”, please add disclosure regarding how individual investors may buy and redeem shares.
Response. The information requested is provided in this section of the Synopsis immediately before the section titled “New Fund – How to Buy Shares.” The Registrant has revised the headings in this section and consolidated the purchase and redemption sections for clarity.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■  Dallas, TX ■  Tel 214.665.3685

Comment 3. In the second sentence of “Description of the Reorganization”, please clarify that “aggregate value” is the net asset value of the ETF at closing.
Response. The Registrant has revised the disclosure as requested.
Part C:
Comment 4. Please supplementally confirm that another auditor’s consent will be obtained if more than 30 days passes from the date of the original consent.
Response. The Registrant so confirms.
Comment 5. Consider adding the Fund’s semi-annual report to the list of incorporated documents in Item 16(17).
Response. The Registrant has made the revision suggested.
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If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle
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